A+
3/16/2004



SECURI 04003027)MMISSION
Washington, D.C. 20549

CM

OMB APPROVAL

OMB Number: 3235-0123
SEC FILE NUMBER
8-52416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 7 2004
158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/03___ AND ENDING___12/31/03___
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GLOBAL TRADING GROUP, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

195 HAZELWOOD DRIVE

(No. and Street)

WESTBURY	NEW YORK	11590
(City)	(state)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM SAVARY   516-876-4918

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAHN BOYD LEVYCHIN, LLP.

(Name - if individual, state *last, first, middle name*)

48 WALL STREET, 11TH FLOOR	NEW YORK	NY	10005
(Address)	(City)	(state)	Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 2 2 2004
THOMSON
FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).

OATH OR AFFIRMATION

I __WILLIAM SAVARY_____swear (or affirm) that, to

the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm

of__KEN BOYD LEVYCHIN, LLP_____as

of_DECEMBER 31_____2003_____, are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

DIANE C. QUINN
Notary Public, State of New York
No. 6061139
Qualified in Nassau County
Commission Expires 1/9/07

_____
Notary Public

_____
Signature

__PRESIDENT_____
Title

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
    Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-
    solidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous
audit.

  **For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GLOBAL TRADING GROUP, INC.
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2003

Contents



KAHN BOYD LEVYCHIN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Auditors' report

To the Board of Directors
Global Trading Group, Inc.
New York, New York

We have audited the accompanying balance sheet of Global Trading Group, Inc. as of December 31, 2003, and the related statements of operations and comprehensive income, changes in stockholder's equity, and cash flows, and the accompanying supplementary information contained, which is presented only for supplementary analysis purposes, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Trading Group, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kahn Boyd Levychin,
Certified Public Accountants

February 10, 2004

1

GLOBAL TRADING GROUP, INC.
BALANCE SHEET
DECEMBER 31, 2003

Assets

Current assets	$	138
Cash		111,599
Investments *(Note 1)*		1,905
Accounts receivable		2,392
Prepaid expenses		
Total current assets		**116,034**
Fixed assets		16,701
Furniture and equipment		
		16,701
		12,371
Less: accumulated depreciation		
		4,330
Net fixed assets		
Other assets		25,000
Clearing deposit		21,923
Deferred taxes *(Note 5)*		500
Security deposits		
		47,423
Total other assets		
	$	**167,787**
Total assets		

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
BALANCE SHEET
DECEMBER 31, 2003

Liabilities and Stockholder's Equity

Current liabilities

Accounts and accrued expenses payable	$	1,508
Officer's loan payable *(Note 2)*		10,800
Margin loan payable *(Note 3)*		18,466
Put options payable *(Note 4)*		11,750
Income taxes payable *(Note 5)*		545
Total current liabilities		**43,069**
Total liabilities		**43,069**

Stockholder's equity

Common stock *(20,000 shares $1 par value authorized, 100 shares issued and outstanding)*		100
Additional paid-in capital		138,050
Accumulated other comprehensive income: unrealized gain on securities		33,031
Accumulated deficit		(46,463)
Total stockholder's equity		**124,718**
Total liabilities and stockholder's equity	$	**167,787**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

3

GLOBAL TRADING GROUP, INC.
STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED
DECEMBER 31, 2003

Revenue	$	69,833
Commissions		**69,833**
Total revenue		
Operating expenses		21,134
Clearing charges		9,650
Professional fees		7,293
Travel		6,028
Office expenses		6,000
Rent		4,915
Telephone		4,508
Commissions		2,767
Depreciation		1,735
Regulatory fees		1,580
Registration fees		1,109
Web design and internet expenses		940
Advertisement		802
Bank charges		722
Dues and subscriptions		552
Postage and delivery		367
Insurance		324
Automobile expenses		275
Computer and network expenses		250
Gifts		250
Education and seminars		5
Miscellaneous		
Total operating expenses		**71,206**
Loss from operations	$	**(1,373)**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

4

GLOBAL TRADING GROUP, INC.
STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED
DECEMBER 31, 2003

Loss from operations	$	(1,373)
Other income (expense)		
Dividend income		4,152
Interest income		1,906
Interest expenses		(647)
Loss on sale of securities		(2,314)
Total other income (expense)		3,097
Income before provision for income taxes		1,724
Provision for income taxes		
Deferred (Note 5)		(573)
Current (Note 5)		(545)
Total provision for income taxes		(1,118)
Net income	$	606
Accumulated other comprehensive income, beginning	$	(3,481)
Other comprehensive income		36,512
Accumulated other comprehensive income, ending	$	33,031

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2003

	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total stockholder's equity
Balance, beginning	$ 100	$ 138,050	$ (47,069)	$ (3,481)	$ 87,600
Net income			606		606
Other comprehensive income				36,512	36,512
Balance, ending	$ 100	$ 138,050	$ (46,463)	$ 33,031	$ 124,718

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

6

GLOBAL TRADING GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2003

Cash flows from operating activities		
Net profit	$	606
Adjustments to reconcile net income to net cash provided by operating activities.		
Depreciation		2,766
Changes in operating assets and liabilities		
Decrease in accounts receivable		1,093
Decrease in deferred tax assets		572
Increase in security deposits		(500)
Decrease in prepaid expenses		74
Decrease in accounts and accrued expenses payable		(3,129)
Increase in income taxes payable		90
Net cash provided by operating activities		**1,572**
Cash flows from investing activities		
Increase in investments		(33,387)
Net cash used by investing activities		**(33,387)**
Cash flows from financing activities		
Decrease in loan receivable		2,800
Net increase in margin loan payable		15,271
Net increase in put options payable		11,750
Net cash provided by financing activities		**29,821**
Decrease in cash and cash and cash equivalents		(1,994)
Cash and cash equivalents, beginning of year		2,132
Cash and cash equivalents, end of year	$	138

Supplementary disclosures of cash flow information
Cash paid during the year for: $ 455
    Income taxes
    Interest expense

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

7

GLOBAL TRADING GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Net capital
Total equity capital $ 124,718
Liabilities subordinated to claims of general creditors allowable in computation of net capital
Non-allowable assets 29,145

Net capital before haircuts and undue concentration on securities positions 95,573
Haircuts and undue concentration on securities positions 24,592

$ **70,981**

Aggregate indebtedness
Items included in the statement of financial condition $ 43,069
Accrued expenses and other liabilities $ **43,069**

1.65 to 1

Ratio: aggregate indebtedness to net capital

Computation of basis net capital requirement
Minimum net capital required $ 5,000

Excess net capital at 100% $ 65,981

Reconciliation of December 31, 2003 audited computation of net capital and Company's unaudited December 31, 2003 Part IIA filing.

Unaudited December 31, 2003 net capital per December 31, 2003 Part IIA filing $ 60,125
Audit adjustments 10,856

Net capital $ **70,981**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

Organization

Global Trading Group, Inc. ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934.

The Company was incorporated in March 1999 in the State of New York.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Fixed assets

Fixed assets are stated at cost. Depreciation is computed using accelerated methods over the following estimated useful lives:

Description	Estimated useful life
Furniture and fixtures	7 years
Equipment	5 years

Income taxes

The Company accounts for income taxes using the asset and liability method as required by Statement of Financial Accounting Standards No. 109, under which deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred taxes also are recognized for operating losses that are available to offset future taxable income.

Investments

Investments are carried at fair market value, with unrealized gains and losses reported in a separate component of other comprehensive income. Realized gains or losses are computed based on specific identification of the securities sold and are charged or credited to current earnings.

See auditors' report and the accompanying notes to the financial statements. 9

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

Comprehensive income reporting

The Company accounts for comprehensive income in accordance with SFAS No. 130 "Reporting Comprehensive Income," which requires comprehensive income and its components to be reported when a company has items of comprehensive income. Comprehensive income includes net income plus other comprehensive income (i.e., certain revenues, expenses, gains and losses reported as separate components of stockholders' equity rather than in net income).

NOTE 1 – INVESTMENTS

The Company invests in various equities with the fair market value determined by the exchange price in the existing market. The following is the cost and market value at December 31, 2003:

Cost	$	78,568
Unrealized gain		33,031
Market value	$	**111,599**

NOTE 2 – OFFICER'S LOANS PAYABLE

Officer's loans payable represents advances from William Savary, the Company's President. The amount is non-interest bearing and due on demand.

NOTE 3 – MARGIN LOAN PAYABLE

The Company's margin account accrues interest at 6.125% on all open balances, and is secured by the securities in the Company's investment account.

NOTE 4 – PUT OPTIONS PAYABLE

The Company invested in various put options, for which the fair market value is determined by the exchange price in the existing market.

NOTE 5 – INCOME TAXES

Deferred tax assets represent the tax effects of taxable and deductible temporary differences in book and tax reporting. The taxable temporary difference consists of net operating loss carry forwards.

The Company incurred no federal income tax expense for the year. The Company incurred $545 of New York State and City income tax expense and $573 of deferred income taxes for the year.

The Company has a net operating loss carryover of $42,369 to offset future income tax. The net operating loss expires as follows:

December 31, 2019	$	8,131
2020		10,404
2021		23,834

See auditors' report and the summary of significant accounting policies.

11

NOTE 4 – OPERATING LEASE

The Company leases its facilities from its President, William Savary. The lease expires September 1, 2004, and contains an option to renew for three years. Future minimum lease payments are as follows:

December 31, 2004	$ 4,000

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
Global Trading Group, Inc.
New York, New York

We have examined the financial statements of Global Trading Group, Inc. for the year ended December 31, 2003, and have issued our report therein dated February 10, 2004. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which included the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c 3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Global Trading Group, Inc. as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Kahn Boyd Levychin,
Certified Public Accountants

February 10, 2004